Exhibit (a)(1)(J)
[Name]
[Address]
Offer Deadline: 5:00 PM New York City time on Friday, January 18, 2019
REVISED OFFER TERMS AND INSTRUCTIONS FOR TENDERING BY EMAIL, FAX
OR OVER THE INTERNET
Life Settlement Liquidity Option, LLC
an entity managed by Anchorage Capital Group, L.L.C.
Cfunds Life Settlement, LLC,
an entity managed by Contrarian Capital Management, L.L.C.
December 20, 2018
Life Partners IRA Holder Partnership, LLC Interest Holders:
As a holder of IRA Partnership Interests issued by Life Partners IRA Holder Partnership, LLC you have previously received materials for participating in the tender offer of Life Settlement Liquidity Option, LLC (which we are referring to as the Anchorage Offeror), an affiliate of Anchorage Capital Group, L.L.C, to purchase Partnership Interests for cash. We refer to this tender offer as the Offer. The Offer presents an opportunity to holders of Partnership Interests to receive cash for their Interests now, rather than wait for possible distributions from the Partnership in the future. We are writing to you to let you know of important changes to the terms of the Offer. Also, we are now offering to holders of Partnership Interests the option of tendering by email, fax or over the Internet. The procedures for tendering by email, fax or over the Internet are described below.
Together with this letter you are receiving a Supplement No. 1 to the Offer to Purchase that was previously distributed to you. You should read the Supplement No. 1, because it explains the changes to the terms of the Offer in more detail and provides additional information.
Contrarian Now a Joint Bidder
As you probably know, Contrarian Funds, L.L.C. (which we are referring to as Contrarian Parent), an affiliate of Contrarian Capital Management, L.L.C., previously commenced an offer to purchase Partnership Interests, for a lesser amount of Interests but at a higher price per Interest than the Anchorage Offer. Contrarian Parent has now terminated its offer and CFunds Life Settlement, L.L.C, an affiliate of Contrarian Parent that we refer to as the Contrarian Offeror, will become a joint bidder in the Offer, upon the modified terms described in the enclosed supplement. The Anchorage Offeror and the Contrarian Offeror have an agreement to allocate Partnership Interests that are tendered in the Offer between themselves, and if you tender, you will be assigning your Partnership Interests to each of them in accordance with that allocation. Importantly, this allocation in no way will affect your rights in the Offer, which are to receive cash for the Partnership Interests that you tender, subject to the conditions of the Offer.

Changes to the Offer Price, Size of the Offer and Expiration Date
The Offer price is being increased to $0.16 in cash, subject to certain deductions, for each Partnership Interest tendered (which was the price of the now terminated Contrarian offer). Based upon the records provided to us by the Partnership, if you tendered all of your Partnership Interests you could receive a cash payment in the amount indicated below.1
Number of Partnership Interests:	[Number of Interests]
Cash You Could Receive if You Tendered All Your Interests:	[Cash Amount]
Important: We will deduct from the purchase price any premiums, fees or catch-up payments that you owe with respect to your tendered Interests. As a result, the cash you receive would be less than this amount.
The maximum size of the Offer is being reduced to 165,155,385 Partnership Interests. Also, the expiration date of the Offer has been extended to 5:00 p.m. New York City time on Friday, January 18, 2019.
Tendering Your Interests
Tendering Using a Physical Assignment Form
You may still use the physical Assignment Form that was previously mailed to you to make your tender even though the terms of the Offer have changed. We will regard your tender using the original Assignment Form as being made in accordance with the revised terms of the Offer. Alternatively, you can use the enclosed revised Assignment Form or obtain a revised Assignment Form by downloading it from our website, which is referenced below.
You now have a number of ways to submit a physical Assignment Form. You may either submit the Assignment Form—
•
to Computershare Partnership Company, N.A., the Depositary for the Offer, by mail or hand delivery at the addresses set forth on the Assignment Form; or

•
to CFunds Life Settlement, LLC by fax 203-485-5910 or email at freeman@contrariancapital.com or jbright@contrariancapital.com. The Contrarian Offeror will then forward the Assignment Form to the Depositary.

If you are tendering a physical Assignment Form by mail, hand, fax or email, if must be received by 5:00 p.m., New York City time, on Friday, January 18, 2019.
We have also made a simplifying change to the process for tendering using a physical Assignment Form. If you are submitting the Assignment Form in a representative capacity, we will not require you to submit separate evidence of authority. Your submission of the Assignment Form will constitute your representation that you are authorized to execute the form in the capacity that you indicate. We reserve the right, however, to require you to submit evidence of your authority upon our request.

This assumes that the Offer is not oversubscribed. If it is, the number of Interests we accept for purchase, and the cash you receive, will be proportionately reduced. The amount you would receive is also subject to any required tax withholding, and any offset for distributions by the Partnership made to you with a record date after the date of this letter and until we accept the Interests for payment. Any premiums fees and other amounts that you may owe to the Partnership or its agents will also be deducted, as indicated in text. The premiums, fees and catch-up payments constitute a part of the purchase price for your Partnership Interests, and will be deducted from future distributions from the Partnership. See the Supplement No. 1 to the Offer to Purchase for details.

Tendering over the Internet
To assist holders of Partnership Interests wishing to tender their Interests, we are now providing holders with the opportunity to submit their tender over the Internet. To tender your Partnership Interests over the Internet, you should follow these instructions:
1.
Go to www.lifepartnerstender.com.

2.
Click on “If you wish to tender click here” appearing at the top right of the Home Page.

3.
Enter the following Account Code and Security Key where indicated:

Account Code:	[Account Code]
Security Key:	[Security Key]
4.
Complete the web version of the Assignment Form (including the appropriate form to avoid U.S. federal tax withholding) and click submit.

A tender over the Internet will have the same effect as a tender made using a physical Assignment Form. If you are tendering over the Internet, you must submit the web version of Assignment Form no later than the expiration time of the tender offer at 5:00 p.m. New York City time on Friday, January 18, 2019.
Previously Tendered Interests
If you have previously tendered your Partnership Interests into the Offer, and have not withdrawn such tender, and you do not wish to make any change, you are not required to do anything. Your tender will be considered as being made in accordance with the revised terms of the Offer.
If you have not tendered your Partnership Interests and wish to do so, or you wish to make a change in the tender that you previously made, we are now offering you a number of ways to do so, as described above.
If you have tendered into the terminated Contrarian offer, or you tendered into the Offer and then withdrew your tenders, your tenders will be of no effect. If you wish to tender into the pending Offer, you must re-tender.
Other Information
If the conditions to the Offer are satisfied, and you properly tender your Partnership Interests prior to the deadline, you will receive payment for your Interests by check. The check will be mailed to your address, as it appears on the register of Interest holders maintained by the Partnership, following the expiration of the Offer, anticipated to be within three business days of the expiration date.
You should read the enclosed Supplement No. 1 to the Offer to Purchase and the Schedule 14D-9 previously mailed to you, for more complete information about the Offer. These materials are also available on our website at www.lifepartnerstender.com.
If you have any questions, you may contact Georgeson LLC, the Information Agent for the Offer, as follows: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (866) 767-8986 or CFunds Life Settlement, LLC at 800-266-3810
Sincerely,
Life Settlement Liquidity Option, LLC
CFunds Life Settlement, LLC